Mail Stop 3561

August 28, 2006

Mr. Terence Ho, Director
Sunburst Acquisitions V, Inc.
P.O. Box 25290
Harbour Building Post Office
Hong Kong
The People's Republic of China

**Re:    Sunburst Acquisitions V, Inc.**
**        Form 10-KSB for the Fiscal Year Ended April 30, 2005**
**        Form 10-QSB for the Fiscal Quarter Ended January 31, 2006**
**        File No. 000-24483**

Dear Mr. Ho:

        We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.


10-KSB

Financial Statements

Report of Independent Registered Public Accounting Firm, F-1

1.      Please direct your independent auditor to sign and date his report.  Refer to Rule 2-02 of Regulation S-X.

Item 8A. Controls and Procedures

2.      Please revise your disclosure to eliminate the reference to "these objectives" in the last sentence of the second paragraph of your disclosure (or all of the language following the word "effective").  Alternatively, revise your disclosure to include a complete definition of disclosure controls and procedures, along with a clear conclusion regarding effectiveness with respect to each component.

10-QSB for the quarterly period ended January 31, 2006

Item 3. Controls and Procedures

3.      We note your statement that "there can be no assurance that any design will succeed in achieving its stated goals".  Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

4.      Please revise your disclosure to provide the information required by Item 308(c) of Regulation S-B.

Other Regulatory

5.      We note that you have not met your filing obligations under the Exchange Act.  Please file the necessary delinquent filing(s) (specifically, your April 30, 2006 Form 10-KSB) and resume your filing obligations without delay.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes at (202) 551-3774 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies